UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

__	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits as of December 31, 2009 and 2008	4
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2009 and 2008	5
Notes to Financial Statements	6

SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2009	16
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2009	17
Signature	18

EXHIBITS
23	--	Consent of Independent Registered Public Accounting Firm	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (“Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2009 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee

June 18, 2010

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(in thousands of dollars)	2009	2008

Assets:

Investments, at fair value:
Pfizer Inc. common stock	$29,288	$24,605
Pfizer Inc. preferred stock	3,102	--
Common/collective trust funds	51,693	31,490
Mutual funds	12,307	4,463
Total investments, at fair value	96,390	60,558

Loans to participants	4,629	4,300

Receivables:
Participant contributions	171	--
Company contributions	88	--
Receivable for securities sold	--	24
Total receivables	259	24
Total assets	101,278	64,882

Liabilities:
Investment management fees payable	(2)	(1)
Total liabilities	(2)	(1)

Net assets available for plan benefits, at fair value	101,276	64,881

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,040)	204

Net assets available for plan benefits	$100,236	$65,085

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year-ended December 31,
(in thousands of dollars)	2009	2008

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income/(loss):
Net appreciation/(depreciation) in investments	$5,770	$(17,791)
Pfizer Inc. common stock dividends	1,124	1,844
Interest and dividend income from other investments	874	805
Total investment income/(loss)	7,768	(15,142)
Interest income from loans to participants	236	356
Less: Investment management fees	(2)	(7)
	8,002	(14,793)

Transfers into Plan	28,379	--

Contributions:
Participant	5,581	7,378
Company	2,711	3,561
	8,292	10,939
Total additions/(reductions), net	44,673	(3,854)

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(9,522)	(12,294)
Total deductions	(9,522)	(12,294)

Net increase (decrease)	35,151	(16,148)
Net assets available for plan benefits:
Beginning of year	65,085	81,233
End of year	$100,236	$65,085

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements
December 31, 2009
(in thousands of dollars)

1.     Description of the Plan

The Pfizer Savings Plan for Employees Resident in Puerto Rico (“Plan”), originally adopted in 1990 as the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico, is a defined contribution retirement savings plan. Participation in the Plan is open to any employee employed by Pfizer Pharmaceuticals LLC (Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc. (Parent), adopted the Plan (Participating Employers) and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the Puerto Rico Internal Revenue Code of 1994, as amended (the Puerto Rico Code).

Under the Puerto Rico Code, any qualified plan involving pre-tax contributions of cash or deferred compensation arrangements must comply with one of two nondiscrimination tests. For the years ended December 31, 2009 and 2008, the Plan complied with both tests.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of Pfizer Inc. monitors and reports on the selection and termination of the trustee, custodian, and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

Except for investment management fees and for redemption fees associated with certain investment fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions

Participants may elect to contribute on a before-tax basis or after-tax basis from 1% to 10% in whole percentages of their compensation, as defined in the Plan document. Pre-tax contributions are subject to certain restrictions under the Puerto Rico Code. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company.  Participants' contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to rollover into the Plan eligible distributions from other plans that are qualified under Section 1165(a) of the Puerto Rico Code.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings/(losses). Allocations are based on participant earnings/(losses) or account balances, as defined. Participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Nonparticipant-Directed Funds --

Pfizer Match Fund	--	This fund invests Company matching contributions in the common stock of Pfizer Inc.

All Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

Pfizer Preferred Stock Fund	--
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan for Employees Resident in Puerto Rico before the merger of that plan into the Pfizer Savings Plan for Employees Resident in Puerto Rico (see Note 3).  Dividends paid to the participants’ Pfizer Preferred Stock Fund accounts are substituted for an allocation of Pfizer Inc. common stock.

Participant-Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or combination of the following investment funds:

(a)	Northern Trust Russell 2000 Small Cap Index Fund*
(b)	Northern Trust S&P 500 Equity Index Fund*
(c)	Pfizer Company Stock Fund
(d)	T. Rowe Price Stable Value Fund
(e)	Fidelity Low Price Stock Fund
(f)	Fidelity Mid Cap Stock Fund
(g)	Capital Guardian International Fund
(h)	BlackRock Lifepath Retirement Portfolio(2)
(i)	BlackRock Lifepath 2010 Portfolio(2)
(j)	BlackRock Lifepath 2020 Portfolio(2)
(k)	BlackRock Lifepath 2030 Portfolio(2)
(l)	BlackRock Lifepath 2040 Portfolio(2)
(m)	BlackRock TIPS Index Fund(2)
(n)	BlackRock US Debt Index Fund K(2)
(o)	Dodge & Cox International Stock Fund
(p)	Eaton Vance Large Cap Value Fund(1)
(q)	Fidelity Growth Company Fund
(r)	T. Rowe Price Small Cap Fund

*Northern Trust sponsored fund
(1) Replaced the Dodge & Cox Stock Fund effective October 31, 2009.
(2) Formerly Barclays Global Investors funds renamed upon acquisition by BlackRock in December 2009.

The trustee of the Plan, Banco Popular de Puerto Rico, and the custodian, Northern Trust Company, also manage investments in their sponsored funds and therefore, each is deemed to be a party-in-interest and a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico, except certain employees who are either covered by a collective bargaining agreement and have not negotiated to participate in the Plan or are employed by a unit not designated for participation in the Plan, are eligible to enroll in the Plan on their date of hire.

On December 31, 2009, the Pharmacia Savings Plan for Employees Resident in Puerto Rico (Pharmacia Puerto Rico Savings Plan) was merged into the Plan.  Participants eligible to participate in or who held balances in the Pharmacia Puerto Rico Savings Plan became eligible to participate in the Plan.  Participant balances of the Pharmacia Puerto Rico Savings Plan were transferred into investment options offered by the  Plan as of that date.

Loans to Participants

Plan participants are permitted to borrow against their account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate, as defined, in effect on the date the loan is requested, plus 1%. Interest rates on outstanding loans ranged from 4.25% to 9.5% at December 31, 2009 and from 4.75% to 9.5% at December 31, 2008.  Interest paid is credited to the account of the participant.  Repayments may not necessarily be made to the same fund from which the amounts were borrowed.  Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his or her account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect an immediate lump sum payment or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A non-spouse beneficiary generally may elect an immediate lump sum payment or defer payment until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor and the Parent expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Managers or the Board of Directors of the Parent or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.  Benefit payments are recorded when paid.  For treatment of benefits processed and approved for payment prior to December 31 but not yet paid as of that date, refer to Note 9.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. Common/collective trust funds, except for the investment in the T. Rowe Price Stable Value Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value.  The T. Rowe Price Stable Value Fund represents a common/collective trust fund with an underlying investment in guaranteed investment contracts (GICs).  These GICs are reported at fair value  by the insurance companies and underlying banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive.  Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year.

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock.  It may also be redeemed by Pfizer Inc. at a per share equivalent stated value of $40.30.  Pfizer Inc. preferred stock is valued using the higher of the per share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value).  Pfizer Inc. preferred stock was value at $46.84 at December 31, 2009 based on the closing Pfizer Inc. common stock price of $18.19 on December 31, 2009.  See Note 8 for additional information regarding the fair value of the Plan’s investments.

Loans to Participants

Loans to participants, which are subject to various interest rates, are recorded at amortized cost.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation/ (Depreciation) in Investments

The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation/ (depreciation) in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the common/collective trust fund holding investments in GICs.  Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).  Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.  Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

Adoption of New Accounting Standard

As of January 1, 2008, the Plan adopted on a prospective basis certain required provisions of Statement of Financial Accounting Standards No. 157, Fair Value Measurements, as amended.  Effective July 1, 2009, this standard was incorporated into the FASB Accounting Standards Codification (ASC) Section 820, Fair Value Measurements and Disclosures (FASB ASC 820).  Those provisions relate to financial assets and liabilities carried at fair value and fair value disclosures related to financial assets and liabilities.  FASB ASC 820, as amended, defines fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. The adoption of FASB ASC 820 did not have a material impact on the Plan’s net assets available for plan benefits.  (See Note 8: Fair Value Measurements).

3.     Transfers Into and Out of the Plan

On December 31, 2009, the Pharmacia Puerto Rico Savings Plan was merged into the Plan resulting in a transfer of net assets in the amount of $28,379 into the Plan.  Participants eligible to participate in or who held balances in the Pharmacia Puerto Rico Savings Plan became eligible to participate in the Plan.  Participant balances were transferred into investment options offered by the Plan as of that date.  The Company matching contribution formula elected by participants under the Pharmacia Puerto Rico Savings Plan remains in effect under the Plan.

4.     Tax Status of the Plan

The Puerto Rico Department of Treasury has determined and informed the Plan Sponsor by letter dated October 3, 2005 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with all of the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

Contributions made to the Plan by the Company, including pre-tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current Puerto Rico income tax law while these amounts remain in the Plan and the Plan maintains its qualified status.

5.     Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(thousands of dollars)	2009	2008
Pfizer Inc. common stock*	$29,288	$24,605
T. Rowe Price Stable Value Fund, at contract value	33,601	21,927
Northern Trust S&P 500 Equity Index Fund	6,525	3,952

* Includes 847,388 nonparticipant-directed shares and 762,727 participant-directed shares at December 31, 2009 and 683,668 nonparticipant-directed shares and 705,674 participant-directed shares at December 31, 2008.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year ended December 31,
(thousands of dollars)	2009	2008

Net appreciation/(depreciation) in investments:
Pfizer Inc. common stock	$873	$(7,418)
Mutual funds	2,151	(4,172)
Common/collective trust funds	2,746	(6,201)
	$5,770	$(17,791)

6.     Investment Contracts with Insurance Companies

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs.  The contract value of the GICs represents contributions made under the contract and related earnings offset by participant withdrawals.

7.     Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
(thousands of dollars)	2009	2008

Net assets:
Investments, at fair value:
Pfizer Inc. common stock	$15,414	$12,108
Pfizer Inc. preferred stock	3,102	--
Common/collective trust funds	146	69
Total investments	18,662	12,177
Receivables:
Participant contributions	8	--
Company contributions	88	--
Receivable for securities sold	--	24
Total receivables	96	24
Net assets available for plan benefits	$18,758	$12,201

	Year ended December 31,
(thousands of dollars)	2009	2008

Changes in net assets:
Investment income/(loss):
Net appreciation (depreciation) in investments	$496	$(3,719)
Pfizer Inc. common stock dividends	558	914
Interest and dividend income from other investments	38	69
	1,092	(2,736)

Company contributions	2,709	3,560
Benefits paid to participants	(1,983)	(3,172)
Loan transaction transfers, net	265	247
Transfers into Plan	5,575	--
Transfers to participant-directed investments	(1,101)	(3,065)
	5,465	(2,430)

Net increase (decrease)	6,557	(5,166)
Net assets available for plan benefits:
Beginning of year	12,201	17,367
End of year	$18,758	$12,201

8.     Fair Value Measurements

The following tables set forth by level, within the FASB ASC 820 fair value hierarchy, the Plan’s investments at fair value as of December 31, 2009 and 2008.

(thousands of dollars)	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Mutual funds	$12,307	$--	$--	$12,307
Pfizer Inc. common stock	29,288	--	--	29,288
Pfizer Inc. preferred stock	--	3,102	--	3,102
Common/collective trust funds	--	51,693	--	51,693

Total investments at fair value	$41,595	$54,795	$--	$96,390

(thousands of dollars)	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Mutual funds	$4,463	$--	$--	$4,463
Pfizer Inc. common stock	24,605	--	--	24,605
Common/collective trust funds	--	31,490	--	31,490

Total investments at fair value	$29,068	$31,490	$--	$60,558

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; Level 3 meaning the use of unobservable inputs.

See Note 2: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments.  These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.  Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2008 and expected to be filed for 2009.

	December 31,
(thousands of dollars)	2009	2008

Net assets available for plan benefits per the financial statements	$100,236	$65,085
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value	1,040	(204)
Amounts allocated to withdrawing participants	(34)	(17)
Deemed distributions	(122)	(87)
Net assets available for plan benefits per Form 5500	$101,120	$64,777

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31,
(thousands of dollars)	2009	2008

Benefits paid to participants per the financial statements	$9,522	$12,294
Amounts allocated to withdrawing participants and deemed distributions at end of year	156	104
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(104)	(146)
Benefits paid to participants per Form 5500	$9,574	$12,252

The following is a reconciliation of net appreciation/(depreciation) in investments per the financial statements to the Form 5500:

	Year ended December 31,
(thousands of dollars)	2009	2008

Net appreciation/(depreciation) in investments per the financial statements	$5,770	$(17,791)
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value at end of year	1,040	(204)
Adjustment of T. Rowe Price Stable Value Fund investment from contract value to fair value at beginning of year	204	(77)
Net appreciation/(depreciation) in investments per Form 5500	$7,014	$(18,072)

10.    Subsequent event

On October 15, 2009, Pfizer Inc. acquired all of the outstanding equity of Wyeth.  In connection with the acquisition, Pfizer Inc. adopted and assumed sponsorship of the Wyeth employee benefit plans.  On October 1, 2010 the Wyeth Savings Plan – Puerto Rico is scheduled to be merged with the Pfizer Savings Plan for Employees Resident in Puerto Rico.  Participants who are eligible to participate and hold balances in the Wyeth Savings Plan – Puerto Rico will be able to participate in the Pfizer Savings Plan for Employees Resident in Puerto Rico.  Participant balances will be transferred into investment options offered by the Pfizer Savings Plan for Employees Resident in Puerto Rico at that time.

Schedule I

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2009
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Corporate Stock – Common:
Pfizer Inc.* common stock			1,610,115	$31,772	$29,288

Corporate Stock – Preferred:
Pfizer Inc.* preferred stock			66,219	2,667	3,102
Common/collective trust funds:
NTGI* -QM Collective Daily S&P 500 Equity Index Fund – Lending			2.031	6,392	6,525
NTGI* QM Collective Daily Russell 2000 Index Fund – Lending			1,477	1,078	1,139
BlackRock Lifepath Retirement Fund			28,188	298	310
Blackrock Lifepath 2020 Fund			20,426	177	206
BlackRock Lifepath 2030 Fund			103,834	1,054	993
BlackRock Lifepath 2040 Fund			1,802	13	16
BlackRock US TIPS Fund			158,708	1,630	1,706
BlackRock US Debt Index Fund K			49,395	1,201	1,271
T. Rowe Price Stable Value Common Trust Fund			33,474,680	33,601	34,641
NTGI* Collective Short-Term Investment Fund			342,302	342	342

Capital Guardian All Country World (ex-U.S.) Equity Fund – Unit Class I			360,737	4,624	4,544
Total common/collective trust funds				50,410	51,693

Mutual funds:
Dodge & Cox International Stock Fund			52,607	1,591	1,676
Eaton Vance Large Cap Value Fund			101,214	1,616	1,698
Fidelity Mid Cap Stock Fund			174,644	4,353	4,090
Fidelity Growth Company Fund			33,056	2,247	2,280
Fidelity Low Price Stock Fund			69,040	2,465	2,205
T. Rowe Price Small Cap Fund			13,277	332	358
Total mutual funds				12,604	12,307

Loans to Participants (1,120 loans)	4.25% to 9.5%	Jan. 2010 to Mar. 2020			4,629

Total					$101,019

   * Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

Schedule II

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2009
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc.*	Common stock – 67 purchases	$3,742	$--	$3,742	$3,742	$--
Pfizer Inc.*	Common stock -108 sales	$--	$3,224	$4,168	$3,224	$(944)
NTGI Collective Short Term Investment Fund *	CCT shares -261 purchases	$3,708	$--	$3,708	$3,708	$--
NTGI Collective Short Term Investment Fund *	CCT shares -119 sales	$--	$4,047	$4,047	$4,047	$--
NTGI – QM Collective Daily S&P 500 Index Fund*	CCT shares -370 purchases	$7,413	$--	$7,413	$7,413	$--
NTGI – QM Collective Daily S&P 500 Index Fund*	CCT shares -507 sales	$--	$7,833	$7,972	$7,833	$(139)
T. Rowe Price Stable Value Fund	CCT shares – 125 purchases	$4,832	$--	$4,832	$4,832	$--
T. Rowe Price Stable Value Fund	CCT shares – 141 sales	$--	$4,797	$4,797	$4,797	$--

   * Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Neal Masia

Neal Masia
Member, Savings Plan Committee

Date: June 18, 2010